EXHIBIT 12.1
WESTERN GAS PARTNERS, LP
COMPUTATION OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March 31,		Year Ended December 31,
	2011		2010		2009		2008		2007		2006
	(dollars in thousands)
Earnings:
Income before incomes taxes	$37,969		$147,645		$135,780		$177,975		$130,417		$27,402
Add:
Fixed charges	6,139		19,190		10,973		2,947		9,462		11,885
Distributions from equity investees	2,434		5,935		5,552		5,128		1,349		741
Amortization of capitalized interest			—		248		6		—		—
Less:
Equity income	2,044		6,640		7,330		4,736		4,017		1,360
Net income before taxes attributable to noncontrolling interests	2,954		11,005		10,260		7,965		—		—

Earnings	$41,544		$155,125		$134,963		$173,355		$137,211		$38,668

Fixed charges:
Interest expense	6,111		$18,793		$9,955		$364		$5,667		$9,476
Interest component of lease expense	28		397		1,018		2,583		3,795		2,409

Fixed charges	$6,139		$19,190		$10,973		$2,947		$9,462		$11,885

Ratio of earnings to fixed charges	6.8	x	8.1	x	12.3	x	58.8	x	14.5	x	3.3	x

     These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income before adjustment for income or loss from equity investees, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.